FEDERATED EQUITY FUNDS

                            Federated Investors Funds
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000

                                 October 9, 1998




EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: FEDERATED EQUITY FUNDS
         Federated Large Cap Growth Fund
         1933 Act File No. 2-91090
         1940 Act File No. 811-4017

Dear Sir or Madam:

      On behalf of FEDERATED EQUITY FUNDS, (the "Registrant"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 39, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "Act"), the Registrant's Registration Statement on Form N-1A.

      The Rule 485(a) filing was made in order to add a new portfolio to the Registrant, Federated Large Cap Growth Fund. Information that may be considered material regarding this new portfolio was not included in the filing. The Registrant intends to re-file the Registration Statement as Post-Effective Amendment No. 40 pursuant to Rule 485(a) with an automatic effective date 75 days after the date of filing to incorporate this information. Please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

      Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the Assistant Secretary of the Registrant this 9th day of October, 1998.

      If you have any questions regarding this filing, please contact Kary A. Moore at (412) 288-8635.

                                    Very truly yours,



                                    /s/ Matthew S. Hardin
                                    Matthew S. Hardin
                                    Assistant Secretary, Federated Equity Funds